707 Cayman Holdings Ltd
5/F., AIA Financial

Centre 712 Prince

Edward Road East

San Po Kong, Kowloon, Hong Kong

October 18, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Alyssa Wall

Re:	707 Cayman Holdings Ltd (the “Company”)
Registration Statement on Form F-1
File Number 333-281949

Ladies and Gentlemen:

We have set forth below responses to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of September 30, 2024 with respect to the Company’s Registration Statement, as noted above.

For your convenience, the text of the Staff’s comment is set forth below in italics, followed by the Company’s response. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 1 to the Registration Statement submitted concurrently with the submission of this letter in response to the Staff’s comment.

Form F-1 filed September 5, 2024

Implications of Being a “Controlled Company”, page 6

1.	We note your disclosure here that JME will be the beneficial owner of 15,612,000 ordinary shares or 71.13% of the issued and outstanding ordinary shares after the completion of the offering. This appears to be inconsistent with the disclosure on the cover page which states JME will be the beneficial owner of 30,310,000 ordinary shares or 73.19% and the disclosure on page 26 which states JME will be the beneficial owner of 20,310,000 ordinary shares or 73.19%. Please clarify or revise.:

We have revised the cover page and page 26 to conform the disclosure and clarify that JME will be the beneficial owner of 15,612,000 ordinary shares after completion of the offering.

The Offering, page 9

2.	We note your disclosure here that there are 20,200,000 issued and outstanding ordinary shares prior to the offering. This appears to be inconsistent with the disclosure in the financial statements on page F-2 which states there are 999,999 ordinary shares issued and outstanding. Please clarify or revise

We respectfully advise the Staff that the disclosure on page F-2 referred to the ordinary shares issued and outstanding as of the date of the financials. The 20,200,000 refers to the shares outstanding prior to the offering after reflecting a restructuring of the capitalization of the Company, which was affected on October 9, 2024. The disclosure on F-2 has been updated accordingly.

General

3.	Please provide us with a detailed analysis as to why the proposed secondary offering is not an indirect primary offering on your behalf and thus appropriate to characterize the transaction as a valid secondary offering under Securities Act Rule 415(a)(1)(i). Refer to and discuss in your response Securities Act Rules Compliance and Disclosure Interpretation 612.09. Among other relevant issues, discuss in your response why you are registering the resale offering simultaneously with the primary offering, how you determined the number of ordinary shares being registered in connection with the resale offering, how and when the Resale Shareholders were selected to participate in the resale offering including which party(ies) initiated contact regarding the potential resale transaction, why it was decided that the Resale Shareholders would not be subject to lockup arrangements and whether the underwriter sought to have them subjected to lock-up arrangements, and why the availability of a set of resale shares larger than the size of the primary offering for offer and sale into the market once trading commences does not create concern for the underwriters’ ability to facilitate the creation of a public market. Also disclose the exemption pursuant to which the Resale Shareholders received their shares, and whether each Resale Shareholder and the person that controls it has had any position, office or other material relationship with JEM within the past three years. Also clarify what you mean when you say that each Resale Shareholder acquired the shares to be resold “from allotment from the Company for cash.” Finally, we note that the Resale Shareholders subscribed for shares “for the purpose and preparation of the offering.” Please describe in further detail the nature of this transaction, when/how shares were issued, and whether such shares are included in the Resale Shareholders’ current holdings.

We respectfully submit that for the reasons more fully set forth below, the offering of the resale shares by the Resale Shareholders is not an indirect primary offering and is appropriately characterized as a secondary offering that is eligible to be made under Securities Act Rule 415(a)(1)(i). The Company has reviewed the guidance set forth in Securities Act Rules, Compliance and Disclosure Interpretations, question 612.09 (“CD&I; 612.09”) that identified six factors to be considered in determining whether a purported secondary offering is really a primary offering. Set forth below is a brief description of the background of the underlying transactions and an analysis of the six factors described in CD&I; 612.09.

As background, we were incorporated in the Cayman Islands on February 2, 2024 under the Companies Act as an exempted company with limited liability. Following incorporation, our share capital was held 100% by JME International Holdings (“JME”) as to 999,999 Ordinary Shares. On March 19, 2024, Goldstone Capital Limited (“Goldstone”) and Long Vehicle Capital Limited (“Long Vehicle”) acquired 46,000 and 46,000 Ordinary Shares from JME, representing 4.60% and 4.60% of the entire issued share capital of our Company, respectively, and on March 20, 2024, Expert Core Enterprises Limited (“Expert Core”) and Harmony Prime Limited (“Harmony Prime”) acquired from JME 49,000 and 49,000 Ordinary Shares, representing 4.90% and 4.90%, respectively, of the entire issued share capital of our Company. On August 26, 2024, one Ordinary Share was allotted and issued to JME in consideration of Mr. Cheung transferring our Hong Kong operating entity 707 International Limited (“707IL”) to our group of companies (“Group”). We completed a reorganization on August 26, 2024 whereby the entire share capital of 707IL was transferred to Beta Alpha Holdings Limited (“Beta Alpha”) resulting in our Group being comprised of Beta Alpha and 707IL as our direct and indirect wholly-owned subsidiaries, respectively. Goldstone, Long Vehicle, Expert Core and Harmony Prime are each a “Resale Shareholder.”

How long the stockholders have held the shares. Each of Goldstone and Long Vehicle acquired 46,000 shares in the Company on March 19, 2024 for approximately US$254,800 and each of Harmony Prime and Expert Core acquired 49,000 shares in the Company on March 20, 2024 for approximately US$267,000, paying the full purchase price for their interests in the Company and bearing the full investment risk of holding the shares. There was no certainty that there would be a successful public offering, meaning they would be minority shareholders in a private company. For this risk, it was agreed with the Resale Shareholders that they would be permitted to sell their shares as resale shareholders in our initial public offering (the “Resale Shares”). CD&I 116.19 and CD&I 139.11 contemplate that a valid secondary offering could occur immediately following the closing of the PIPE with no minimum holding period in the event the Company has completed the private placement of all of the securities it is registering and the investor is at market risk at the time of filing of the resale registration statement. Since there is no mandatory holding period that must be overcome for a PIPE transaction to be followed by a valid secondary offering and the Resale Shareholders were at market risk when they acquired their Ordinary Shares, and given that they have held these shares for more than six months, it is respectfully submitted, when taken as a whole, the Ordinary Shares proffered for resale by the Resale Shareholders should be sufficient for a valid secondary offering.

Circumstances in which the stockholders receive their shares. Each of the Resale Shareholders acquired their shares in a sale and purchase transaction exempt from the registration requirements of the Securities pursuant to Section 4(a)(2) thereunder. Each selling security holder made standard and customary investment representations, including: (i) purchase for investment intent with no present intention to distribute any of the securities; (ii) acknowledgment that the shares could only be sold in compliance with the registration requirements of the Securities Act or the availability of an exemption therefrom; and (ii) their ability to bear the economic risk of an investment in the Company’s securities for an indefinite period of time. The full purchase price for the securities was paid at the time of the acquisitions. The Resale Shareholders have taken full investment risk with respect to the securities with no certainty of an exit strategy or avenue, on market or at all. The facts do not support a conclusion that the Resale Shareholders acquired the securities for the purpose of distributing them on behalf of the Company. By contrast, the Resale Shareholders purchased their shares in a bona-fide private placement transaction with customary investment and private placement representations with no present intent to distribute any shares to any person. The fact that these shareholders have held their shares for more than six months provides further support for the position that they are not acting as an underwriters or conduit for the sale of shares from the Company to be public.

The stockholders’ relationship to the Company. The Resale Shareholders are not acting on behalf of the Company with respect to the public resale of the shares and have no contractual, legal or other relationship with the Company with respect to the timing and amount of resales of such shares. Moreover, the Resale Shareholders did not acquire the resale shares from the Company with a view of distributing the securities as disclosed below.

The amount of shares involved. No shares have been sold by any of the Resale Shareholders since their bona fide initial acquisition close to seven months ago and have borne the market risk of these shares since then. The Resale Shares registered for resale by each of the Resale Shareholders represent less than 4.60% of the Company. Moreover, Goldstone and Long Vehicle are subject to lock up and leak out agreements as further disclosed on pages 106 and 107 of the prospectus. The Commission has historically been concerned about the distribution of “toxic” convertible securities with floating conversion prices or transactions involving deferred payment of purchase price by short-term investors seeking immediate resale of shares, such that the initial purchasers were not at market risk and public shareholders were subject to substantial dilution and often substantial reductions in trading prices. In the transactions at issue, the Resale Shareholders purchased their securities at fair market value and have held them for more than six months. The volume of shares registered, standing alone, should not lead to the conclusion that the secondary transaction is a primary offer on behalf of the Company. For example, in its response to Securities Act Forms, Compliance and Disclosure Interpretations, question 612.12 the Staff permitted affiliates to effect a block sale of 73% of the issued outstanding shares of the issuer under Rule 415(a)(1)(i). This interpretation makes clear that volume of shares, standing alone, does not convert a secondary transaction into a primary offering.

Whether the stockholders are in the business of underwriting securities. To the Company’s knowledge, none of the Resale Shareholders is in the business of underwriting securities nor are they broker dealers; rather, we understand that they are entities that make private equity investments and the facts and circumstances support the conclusion that the Resale Shareholders are long-term investors who did not purchase the securities with a view to further distribution. Similarly, the Company is not aware of any evidence that would point to the fact that the Resale Shareholders had any plan to act in concert with a third party to effect a distribution of the Resale Shares. Rule 100 of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods”. The Company is not aware of any evidence that would suggest that any such special selling efforts or selling methods (such as investor presentations or road shows) by or on behalf of the Resale Shareholders have or are currently intended to take place if the draft registration statement on Form F-1 and resale prospectus are eventually declared effective.

Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. Based on the forgoing analysis, the Company respectfully submits that the facts and circumstances surrounding the investments in the Company as it began to prepare for its initial public offering and the registration of the resale of the shares at issue do not support the conclusion that the Resale Shareholders are acting as underwriters or as a conduit for the Company. The Company will not receive any proceeds from the sale of Resale Shares by any Resale Shareholders. The proceeds from the sale of shares will be used by each Resale Shareholder for its own purposes. The shares were acquired in an exempted private transaction in which the Resale Shareholders paid the full purchase price for the shares at the time of the sale, did not acquire their shares with a view to distribution and undertook the full economic risk of ownership of Company’s securities from the date of purchase. Similarly, the Resale Shareholders have not entered into any agreement, nor is any agreement being contemplated, whereby they would serve as underwriters in connection with this offering and thus should not be viewed as “statutory underwriters” in connection with this offering. The decision to offer shares in the resale offering was made by each Resale Shareholder and not by the Company. Based on the foregoing, we respectfully submit that the resale transaction covered by the resale prospectus is a secondary offering by the Resale Shareholders permitted under Securities Act Rule 415(a)(1)(i) and not a primary offering by the Company.

As to the additional questions raised, the Company respectfully submits that:

(i)	the number of shares registered for resale and the how they were selected to be a Resale Shareholder stemmed from the agreement when they first acquired shares in the Company in March 2024. As a term of their taking on the full investment risk as a shareholder of the Company, it was agreed that they would be permitted to sell those in a resale prospectus if the Company successfully conducted an initial public offering.

(ii)	Goldstone and Long Vehicle each have agreed to a 60-day lock-up and leak-out arrangement as detailed in the prospectus.
(iii)	there is no lock up arrangement for Harmony Prime and Expert Core as it was a commercially agreed term at the time of their acquisition of shares in the Company.
(iv)	the underwriter did not require a lock-up for the shares of Harmony Prime and Expert Core because (a) the sale of the resale shares will be offered for resale after the placement of the primary offering shares in a firm underwritten offering(b) the amount of shares offered the Resale Shareholders is considered small enough as to not negatively impact early trading; and (c) the distribution of these shares to other investors will further diversify the pool of shareholders.
(v)	the availability of a set of resale shares larger than the size of the primary offering for offer and sale once trading commence is not a concern for the underwriters as (a) two of the Resale Shareholders have lock-up and leak-out arrangements; (b) the Resale Shares need to be deposited with a transfer agent before they can be sold and is therefore unlikely to be immediately saleable; (c) the benefits attributed to having a more diversified investor base through the disposition of some or all of the holdings of the Resale Shareholders; and (d) the Resale Shares will not be offered for sale under after the shares in the primary offering are placed in a firm commitment underwritten offering.
(vi)	none of the Resale Shareholders and the persons that controls it has had any position, office or other material relationship with JME or the Company within the past three years.
(vii)	to clarify, each Resale Shareholder acquired their shares in the Company for cash.
(viii)	as disclosed on page 62 of the prospectus, the Resale Shareholders acquired their shares from JME and such resale shares were not as a result of an allotment of new shares by the Company. Such disclosure is also made on page Alt-6 of the Resale Prospectus.

4.	We note your disclosure on page ALT-7 that the Resale Shareholders may sell their securities by means of “purchases by a broker-dealer as principal and resale by the broker-dealer for its account.” Please confirm your understanding that the sale by a Resale Shareholder by such means would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

We respectfully advise the Staff to confirm our understanding that the sale by a Resale Shareholder by such means would constitute a material change to our plan of distribution that would require a post-effective amendment in accordance with Item 512(a)(1)(iii) of Regulation S-K.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@ troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

707 Cayman Holdings Limited

s/ Cheung Lui
By:	Cheung Lui
Chief Executive Officer and Executive Director

cc: David L. Ficksman

R. Joilene Wood